EXHIBIT 11.1
STATEMENT REGARDING COMPUTATION OF EARNING PER SHARE
Titanium Asset Management Corp. follows Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic earnings per share are determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are determined by dividing net income (loss) by the weighted average number of shares of common stock and potentially dilutive securities outstanding. During periods of net loss, all potentially dilutive securities are excluded from the computation of diluted weighted average shares outstanding, as their inclusion would have an anti-dilutive effect.

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